675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
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Review Report of Independent Registered Public Accounting Firm

To the Member
Bridge Street Securities, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Bridge Street Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 2, 2016



BRIDGE STREET
SECURITIES

Bridge Street Securities, LLC
135 Main Street
12th Floor
San Francisco, CA 94105

January 19, 2016

SEA 15c3-3 Exemption Report

I, Jonathan Curtis, Managing Director of Bridge Street Securities, LLC (the "Company") represent the following:

1.   The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2.   The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2015 without exception; and

3.   There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

 

Jonathan Curtis
Managing Director